June 6, 2005


Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Mail Stop 4-6
Washington, D.C. 20549

RE:   NEOMEDIA TECHNOLOGIES, INC.
      REGISTRATION STATEMENT ON FORM S-4
      FILED APRIL 5, 2005
      FILE NO. 333-123848

      FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
      FILE NO. 0-32262


Dear Ms. Jacobs:

         This letter has been prepared in response to your request for NeoMedia Technologies, Inc. to respond to the staff's comments in the letter dated May 4, 2005 with respect to the Registration Statement on Form S-4 filed April 5, 2005 by NeoMedia Technologies, Inc.


                                    FORM S-4

GENERAL

COMMENT 1.    We  note   disclosures   in  your   registration   statement  that
              Kirkpatrick & Lockhart will pass on the validity of the shares and that  you will  file an  exhibit  pursuant  to item  601(b)(5)  of
              Regulation   S-K.   However,   it  appears  you  anticipate   this
              transaction will be a tax-free reorganization but have not provided an opinion regarding tax matters pursuant to Item
              601(b)(8) of Regulation S-K. Please advise.


RESPONSE:     We have  provided a tax opinion as Exhibit 8.1 to the amended S-4, and revised the disclosure accordingly.

United States Securities And Exchange Commission
June 6, 2005
Page 2


COMMENT 2.    Please revise your  discussion of the $100 million Cornell Capital equity line to also  describe the general  terms and the existence of  the  Secured  Promissory  Note.  In  addition,  Exhibit  10.62 indicates that the note is dated March 24, 2005 but your Form 8-K filed April 1, 2005 indicates that the note is dated March 30, 2005.

RESPONSE:     We have  revised the  disclosure  with respect to the $100 million
              Cornell Capital equity line and the general terms and existence of the Secured Promissory Note as requested. In the S-4 table of exhibits, exhibits number 10.60, 10.61, 10.62, and 10.63 were incorrectly disclosed as being dated March 24, 2005. The actual date on each of these agreements was March 30, 2005. We have corrected this misprint in the amendment.

COMMENT 3.    Consider   revising  to  provide  a  toll-free   number  that  BSD
              shareholders can call to determine the number of shares on a per share basis.

RESPONSE:     We have revised the disclosure as requested. We have established a toll-free line which BSD shareholders can call to determine the number of shares to be issued on a per shares basis.


PROSPECTUS COVER PAGE

COMMENT 4.    Update your  disclosure to provide the number of shares that would be issued on a per share basis using the volume-weighted average price of your stock for the five days prior to the latest practicable date.

RESPONSE:     We have revised the disclosure as requested.

COMMENT 5.    Please  revise  to  disclose  on this  page  to  more  prominently disclose that the BSD shareholders will not know the number of shares they will receive until the effective date of the merger.
              Also indicated the date by which BSD shareholders wishing to exercise their dissenters' rights must give notice to you.

RESPONSE:     We have revised the disclosure as requested.

United States Securities And Exchange Commission
June 6, 2005
Page 3


RISK FACTORS, PAGE 8

COMMENT 6.    We note that since the filing of this Form S-4 your stock has been subject to dramatic price increases. Please revise your subheading
              "Risks Related to the Merger" and disclosure throughout your document to describe any risks related to volatility of your common stock since April 5, 2005.

RESPONSE:     We have revised the disclosure as requested.


THE MERGER, PAGE 26

              DISSENTERS' RIGHTS, PAGE 29

COMMENT 7.    Include a more  detailed  summary of the relevant  sections of the
              Florida Business  Corporation Act relating to dissenters'  rights.
              Highlight the date by which dissenters must deliver notice to you that they intend to exercise their rights ad, if applicable, the possibility that such dissenters may not know the exchange rate at the time such notice is submitted. Provide a similar discussion of this notice deadline in the summary section of page 7 under the heading "Dissenters' Rights."

RESPONSE:     We have revised the disclosure as requested.


                                   FORM 10-KSB

CONTROLS AND PROCEDURES

COMMENT 8.    We note that your statement in the Form 10-KSB  referenced  above, that the principal executive and financial officers have concluded
              that  the  company's   disclosure  controls  and  procedures  were
              "effective  and  designed  to  ensure  that  material  information
              relating  to  NeoMedia  and  its   consolidated   subsidiaries  is
              accumulated and would be made known to them by others within those entities as appropriate to allow timely decisions regarding required disclosure..." This definition of disclosure controls and procedures appears to be narrower than Rule 13a-15(e). Please revise your Form 10-KSB.

RESPONSE:     We have  revised the  disclosure  as  requested,  please  refer to
              Amendment No. 1 of our Form 10-KSB, as filed on May 17, 2005.

United States Securities And Exchange Commission
June 6, 2005
Page 4


COMMENT 9.    We note your statement under changes in internal controls that you do not "believe" there are "significant deficiencies." Please unambiguously advise if there are significant deficiencies or material weaknesses in your internal controls and procedures.
              Further, your definition of internal controls that includes the terms "...adversely affect its ability to record, process...
              appears to be narrower than Rule 13a-15(f). Please revise your Form 10-KSB.

RESPONSE:     We have  revised the  disclosure  as  requested,  please  refer to
              Amendment No. 1 of our Form 10-KSB, as filed on May 17, 2005.

COMMENT 10.   We note your statement concerning changes in internal controls. In this regard it does not appear that your  disclosure is consistent with the  requirements  of Item 308(c) of Regulation  S-B and Rule
              13a-15(d).  Please  revise  your Form 10-KSB to indicate if during the quarter  ended  December  31, 2004 there was "any change" that materially affected or was reasonably likely to materially effect, your  internal  controls  over  financial  reporting.  Please also advise if policy reviews,  improvement of documentation or general improvement in the state of your internal controls as discussed in
              this   paragraph  led  to  any  change  during  the  quarter  that materially affected or was reasonably likely to materially affect, your internal controls over financial reporting.

RESPONSE:     We have  revised the  disclosure  as  requested,  please  refer to
              Amendment No. 1 of our Form 10-KSB, as filed on May 17, 2005.



Very truly yours,

/S/ Charles T. Jensen

Charles T. Jensen
President, Chief Executive Officer & Director